UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the cover letter, notice, and proxy statement of Okeanis Eco Tankers Corp. (the “Company”) for the Company’s 2026 Annual Meeting of Shareholders, which is scheduled to be held on May 29, 2026.

Attached as Exhibit 99.2 to this Report is a copy of the form proxy card with respect to holders of shares of the Company through the Oslo Stock Exchange.

Attached as Exhibit 99.3 to this Report is a copy of the form proxy card with respect to holders of shares of the Company through the New York Stock Exchange.

Attached as Exhibit 99.4 to this Report is a copy of a press release published by the Company on April 24, 2026, titled “Okeanis Eco Tankers Corp. – Announcement of 2026 Annual Meeting of Shareholders.”

This Report and the exhibit(s) hereto are hereby incorporated by reference into the registrant’s registration statements: (A) on Form F-3 (File No. 333-287032), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025 and (B) on Form F-3 (File No. 333-287036), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: April 24, 2026